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SEC 18004885

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 27 2018
WASH, D.C.

SEC FILE NUMBER
8-41742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewCap Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5777 W Century Blvd., Suite 1135
(No. and Street)

Los Angeles	CA	90045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas W. Turney 310-645-7900 x22
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corby & Corby
(Name – *if individual, state last, first, middle name*)

2811 Wilshire Blvd, Suite 570	Santa Monica	CA	90403
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Thomas W. TUrney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewCap Partners, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public HAYLEN VAN KOPPEN

HAYLEN VAN KOPPEN
Notary Public - California
Los Angeles County
Commission # 2210658
My Comm. Expires Aug 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash in trust account – Note 2	$ 76,228
Accounts receivable - Note 1	5,000
Prepaid expenses	1,775
Prepaid franchise tax	70
Property and equipment - at cost, less accumulated depreciation - Note 1 and 4	3,924
Deposits	3,021
	$ 90,018

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		3,150
Payroll taxes payable		294
Accrued salaries		946
		4,390
COMMITMENTS AND CONTINGENCIES - Note 6		
STOCKHOLDERS' EQUITY		
Common stock	-no par value	645,213
Authorized	-100,000,000 shares	
Outstanding	-7,575,107 shares – Note 9	
Retained earnings (deficit)		(559,585)
Total Stockholders' Equity		85,628
		$ 90,018

See accompanying notes to financial statements

Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
FAX (310) 829-3854

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd
Suite 1135
Los Angeles, CA 90045

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by NewCap Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authority or Other Specified Parties, solely to assist you and the other specified parties in evaluating NewCap Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. NewCap Partners, Inc.'s management is responsible for NewCap Partners, Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger Check Register Report), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for listed deductions; analysis of service revenue by the type of service rendered, including revenue from asset sales and advisory fees, noting no differences;

4) Proved arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a small arithmetical difference that resulted in an assessment overpayment which will be applied to the following Form SIPC-6; and